DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                  July 14, 2006

Chris Edwards                                                   VIA FED-EX
Division of Corporate Finance                                   ----------
United States Securities and Exchange Commission              AND VIA EDGAR
100 F. Street, N.E.                                           -------------
Washington, D.C. 20549
Phone: (202) 551-3742

RE:     Pediatric Prosthetics, Inc.
        Registration Statement on Form 10-SB
        Filed February 13, 2006
        File Number: 0-51804

Dear Mr. Edwards:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated March 10, 2006, Pediatric Prosthetics, Inc. ("Pediatrics," the "Company," "we," us") has the following responses:

General
-------

1.   We have  included  the  Company's  interim financial statements pursuant to
     Item  310(g)  of  Regulation  S-B  as  you  have  requested.

2. Pediatric did not report as a development stage enterprise because it had commenced planned principal operations and reported revenues of $157,530 in the fiscal year ended June 30, 2004. As a result, Pediatric determined that it did not meet the criteria for reporting as a development stage enterprise based on paragraph 8 of SFAS No. 7 that states:

          "For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its effort to establishing a new business and either of the following conditions exists:

          a.   Planned  principal  operations  have  not  commenced.

          b. Planned principal operations have commenced, but there has been no significant revenue therefrom."

Cautionary  Statement
---------------------

3. We have deleted the references to Section 21E of the Exchange Act, as you have requested.

4.   We have  removed  the  word  "will"  as  you  have  requested.

Item  1.  Description  of  Business
-----------------------------------

5. Pediatrics has revised the registration statement to disclose the information you requested.

6. Pediatric has revised the registration statement to disclose the information you have requested.

7. Pediatric has disclosed that it does not wish the information on its website to be incorporated by reference into the registration statement.

8. Pediatric has revised the registration statement to include the information you requested and has attached a sample of its Host-Affiliate contract as an exhibit to the registration statement filing.

9. Pediatric has revised the registration statement to include the information you requested. Pediatric does not have any material agreements with any federal or state agencies.

10. Pediatric has disclosed the names of its principal suppliers as you have requested. Pediatric does not have any material contracts with its principal suppliers.

The  Market  Place
------------------

11. Pediatric has revised the two sections of the Registration Statement to which you refer to be consistent.

Competition
-----------

12. Pediatric has disclosed that it has no relationship with the Shriner's Hospital System, but that such hospital does offer free medical care to children. Pediatric has no contracts with Shriner's.

Employees
---------

13. We have added disclosure describing the functions of our employees and which employees work for us on a full-time basis.

14. We have identified the outside consultants we contract with to provide therapy, public relations and business and financial services as you have requested.

Reports  to  Security  Holders
------------------------------

15.  We have  updated  the  registration  statement to include your new address.

Government  Regulation
----------------------

16. We have revised the registration statement to disclose the information you requested.

17. We have revised the registration statement to disclose the information you requested.

18. We have disclosed the cost of complying with the HIPPA privacy standards and the steps Pediatric has taken to meet such standards.

Item  2. Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of  Operations
--------------

19. We have updated the registration statement to include the disclosures you requested.

20. We have revised the registration statement to include updated disclosure regarding our Management's Discussion and Analysis as you have requested.

21. We have revised the registration statement to include the disclosure you have requested and have included what Pediatric's selling, general and administrative expenses were for each of the periods presented as you requested.

22. We have removed and revised our Management's Discussion and Analysis of Financial Condition section extensively, and as a result, the mention of our capability of providing services to as many as 500 children has been removed as well.

23. Pediatric's has described its national publicity campaign in greater detail disclosing the items that made up the campaign and the costs of the campaign.

Critical  Accounting  Policies
------------------------------

Revenue  Recognition
--------------------

24. Pediatric has determined that it is more appropriate to recognize revenue for sales generated through the billing departments of the Host-affiliates under the accrual method. As such, Pediatric has revised its revenue recognition policy for this item accordingly. Additionally, Pediatric analyzed prior periods and determined that the difference between revenue previously recognized on the cash method and the revenue that would have been recognized on the accrual method was not material.

     We have also amended the registration statement to include the information you requested in your second paragraph.

Costs  of  Sales
----------------

25. We have disclosed the specific costs which made up Costs of Sales as you have requested.

Depreciation  Expenses
----------------------

26. Pediatric has revised the registration statement to include its leasehold improvements and other fixed assets added in 2004.

Liquidity
---------

27. We have revised the Liquidity and Capital Resources section of our registration statement extensively and have included in such revisions our cash requirements for the next twelve months.

Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons
----------------------------------------------------------------------------

28. We have revised the registration statement to disclose the term of office of our Directors.

29. Pediatric has described Mrs. Gonzalez's work experience and biographical information under the section entitled "Item 5. Directors, Executive Officers, Promoters, Control Persons And Significant Employees."

Item  6.  Executive  Compensation
---------------------------------

30. We have revised the amended registration statement to state that the shares of common stock issued in consideration for services were valued at $0.10 per share.

31. We have revised the amended registration statement to include the information you requested.

Part  II
--------

Item  1.  Market  Price  of  and Dividends on the Registrant's Common Equity and
--------------------------------------------------------------------------------
Related  Stockholder  Matters
-----------------------------

32. We have removed the historical price information previously disclosed in our prior 10-SB filing and have added disclosure of the fact that Pediatric does not currently have a public trading market as you have requested.

33. We have revised the registration statement to include the information you requested.

Item  4.  Recent  Sales  of  Unregistered  Securities
-----------------------------------------------------

34. Pediatric has revised the registration statement to disclose the specific exemption relied upon for the unregistered and registered sales discussed in this section as you requested.

35. Pediatric has revised the registration statement to disclose the information you requested.

36. Pediatric has described the transactions to which you referred in your response letter in greater detail as you requested.

Statement  of  Operations
-------------------------

37. Pediatric has amended its filing to comply with the disclosure requirements of SAB Topic 11:B and Section F of SAB 107. Specifically, Pediatric is (1) deleting the sub-total gross margin, (2) labeling costs of sales on the statement of operations as "Cost of sales (except for items shown separately below)" as provided in SAB Topic 11:B and (3) including all stock-based compensation in the "Selling, general and administrative expenses" caption as instructed in Section F of SAB 107.

Note  8  -  Commitments  and  Contingencies
-------------------------------------------

38. We provide an unlimited one-year warranty on each of our prostheses, which covers both materials and workmanship. Our sub-component suppliers also provide us a one-year warranty on all components, whether electrical or structural. As a result, we are only responsible for the cost of the re-installation of failed sub-components. The amount of warranty costs borne by us to date has been insignificant. We have revised Note 8 to include disclosure of the terms of our warranty obligations



                                   Very  Truly  Yours,

                                   /s/ John S Gillies
                                   ----------------------------
                                   John  S.  Gillies,
                                   Associate,
                                   David  M.  Loev,  Attorney  at  Law

     CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF PEDIATRIC PROSTHETICS, INC.


     I Linda Putback-Bean, as Chief Executive Officer, hereby certify and acknowledge that Pediatric Prosthetics, Inc. (the "Company"):

1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the filing; and

3) the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   PEDIATRIC  PROSTHETICS,  INC.
                                   -----------------------------


                                   /s/ Linda Putback-Bean
                                   -----------------------------
                                   Linda  Putback-Bean
                                   Chief  Executive  Officer

                                   Date 7-14-06
                                       ------------------